FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	2008 Update – CN Investor Fact Book

Item 1

MORFLOT

2008 UPDATE

CN Investor Fact Book

connecting North America with the world

CN

Ticker symbols CNR Toronto Stock Exchange CNI New York Stock Exchange

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition, results of operations and operational performance. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In addition, certain statistical data are based on estimated data available at such time and are subject to change as more complete information becomes available. The reader is advised to read all information provided in this document in conjunction with the Company’s 2008 Annual Consolidated Financial Statements, Notes thereto and Management’s discussion and analysis (MD&A).

The Company makes reference to non-GAAP measures in this document that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of the specified items in the adjusted measures do not, however, imply that such items are necessarily non-recurring. The Company also believes that free cash flow is a useful measure of performance as it demonstrates the Company's ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends. In addition, the Company believes that adjusted debt-to-total capitalization is a useful credit measure that aims to show the true leverage of the Company. Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. A reconciliation of the various non-GAAP measures presented in this document to their comparable U.S. GAAP measures is provided in Appendix A.

Financial & statistical highlights

Financial highlights

$ in millions, except per share data, or unless otherwise indicated

	2006	2007	2008

Financial results
Revenues	$7,929	$7,897	$8,482
Operating income	$3,030	$2,876	$2,894
Adjusted net income (1)	$1,810	$1,725	$1,778
Adjusted diluted earnings per share (1)	$3.40	$3.40	$3.71
Weighted-average number of
shares diluted (millions)	534.3	508.0	480.0

Financial ratios
Operating ratio	61.8%	63.6%	65.9%
Debt-to-total capitalization	36.3%	35.6%	42.8%
Adjusted debt-to-total capitalization (2,4)	40.4%	40.4%	45.2%
Adjusted debt-to-adjusted EBITDA (2,3,4)	1.8 times	1.9 times	2.4 times

Other information
Dividend per share	$0.65	$0.84	$0.92
Net capital expenditures	$1,298	$1,387	$1,424
Free cash flow (4)	$1,343	$828	$794

(1)	Adjusted to exclude items affecting the comparability of results. See Appendix A for a reconciliation of Non-GAAP measures.
(2)	Debt adjusted to include the present value of operating lease commitments plus securitization financing.
(3)	Earnings before interest, income taxes, depreciation and amoritization (EBITDA), and adjusted to exclude other income and the deemed interest on operating leases.
(4)	See Appendix A for a reconciliation of Non-GAAP measures.

Statistical highlights

unaudited

	2006	2007	2008

Route miles (includes Canada and the U.S.)	20,264	20,421	20,961
Carloads (thousands)	4,824	4,744	4,615
Gross ton miles (millions)	352,972	347,898	339,854
Revenue ton miles (millions)	185,610	184,148	177,951
Employees (average for the year)	22,092	22,389	22,695
Employees (end of year)	22,250	22,696	22,227
Diesel fuel consumed (U.S. gallons in millions)	401	392	380
Average fuel price ($ per U.S. gallon) (1)	2.13	2.40	3.39

(1) 2006 includes the impact of the Company’s fuel hedging program.

Forest products

2008 Commodity Breakdown
% of revenues

34 Fibers
32 Lumber
25 Paper
9 Panels

Carloads
in thousands

667 2006
584 2007
511 2008

Automotive

2008 Commodity Breakdown
% of revenues

87 Finished vehicles
13 Auto parts

Carloads
in thousands

255 2006
265 2007
201 2008

Petroleum & chemicals

2008 Commodity Breakdown
% revenues

37 Chemicals
20 Petroleum
18 Liquefied gas products
14 Plastics
11 Sulfur

Carloads
in thousands

590 2006
599 2007
547 2008

Metals & minerals

2008 Commodity Breakdown
% revenues

32 Steel
22 Non-ferrous
20 Construction materials
19 Iron ore
7 Machinery and dimensional loads

Carloads
in thousands

981 2006
1,010 2007
1,025 2008

Canadian National Railway Company	Quarterly consolidated statement of income 2007 - 2008

unaudited
$ in millions, unless otherwise indicated
			2007					2008
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Revenues	$1,906	$2,027	$2,023	$1,941	$7,897	$1,927	$2,098	$2,257	$2,200	$8,482

Operating expenses
Labor and fringe benefits	485	430	446	340	1,701	461	392	424	397	1,674
Purchased services and material	276	263	247	259	1,045	285	283	268	301	1,137
Fuel	219	249	251	307	1,026	310	399	390	304	1,403
Depreciation and amortization	171	168	165	173	677	175	176	177	197	725
Equipment rents	66	62	59	60	247	64	60	59	79	262
Casualty and other	128	44	87	66	325	109	81	95	102	387

Total operating expenses	1,345	1,216	1,255	1,205	5,021	1,404	1,391	1,413	1,380	5,588

Operating income	561	811	768	736	2,876	523	707	844	820	2,894
Interest expense	(88)	(85)	(78)	(85)	(336)	(86)	(87)	(92)	(110)	(375)
Other income (loss)	4	1	2	159	166	(6)	9	4	19	26

Income before income taxes	477	727	692	810	2,706	431	629	756	729	2,545

Income tax (expense) recovery	(153)	(211)	(207)	23	(548)	(120)	(170)	(204)	(156)	(650)

Net income	$324	$516	$485	$833	$2,158	$311	$459	$552	$573	$1,895

Earnings per share
Basic	0.64	1.02	0.97	1.70	4.31	0.64	0.96	1.17	1.22	3.99
Diluted	0.63	1.01	0.96	1.68	4.25	0.64	0.95	1.16	1.21	3.95

Weighted-average number of shares
Basic	510.2	505.2	499.7	489.8	501.2	482.8	476.4	471.7	468.1	474.7
Diluted	517.8	512.3	506.4	495.9	508.0	488.6	482.0	477.1	472.5	480.0

Canadian National Railway Company	Quarterly consolidated balance sheet 2007 - 2008

unaudited

In millions

		2007				2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Assets

Current assets:
Cash and cash equivalents	$106	$241	$214	$310	$334	$161	$288	$413
Accounts receivable	508	425	641	370	621	843	657	913
Material and supplies	208	204	206	162	212	217	213	200
Deferred income taxes	83	73	69	68	67	67	69	98
Other	184	159	316	138	111	88	131	132
	1,089	1,102	1,446	1,048	1,345	1,376	1,358	1,756

Properties	20,988	20,401	19,883	20,413	20,754	20,864	21,472	23,203
Intangible and other assets	1,646	1,664	1,576	1,999	2,065	2,113	2,134	1,761
Total assets	$23,723	$23,167	$22,905	$23,460	$24,164	$24,353	$24,964	$26,720

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and other	$1,510	$1,489	$1,261	$1,336	$1,333	$1,289	$1,329	$1,386
Current portion of long-term debt	244	366	293	254	269	85	449	506
	1,754	1,855	1,554	1,590	1,602	1,374	1,778	1,892

Deferred income taxes	5,025	4,885	4,940	4,908	5,021	5,100	5,246	5,511
Other liabilities and deferred credits	1,532	1,443	1,410	1,422	1,404	1,381	1,378	1,353
Long-term debt	5,602	5,193	5,342	5,363	6,064	6,389	6,264	7,405

Shareholders’ equity:
Common shares	4,426	4,417	4,359	4,283	4,241	4,208	4,171	4,179
Accumulated other comprehensive income (loss)	(50)	(180)	(257)	(31)	9	(1)	54	(155)
Retained earnings	5,434	5,554	5,557	5,925	5,823	5,902	6,073	6,535
	9,810	9,791	9,659	10,177	10,073	10,109	10,298	10,559
Total liabilities and shareholders’ equity	$23,723	$23,167	$22,905	$23,460	$24,164	$24,353	$24,964	$26,720

Canadian National Railway Company	Quarterly consolidated statement of cash flows 2007 - 2008

unaudited

In millions

			2007					2008
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Operating Activities
Net income	$324	$516	$485	$833	$2,158	$311	$459	$552	$573	$1,895
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	172	169	165	172	678	175	176	177	197	725
Deferred income taxes	7	43	75	(207)	(82)	25	89	73	43	230
Gain on sale of Central Station Complex	-	-	-	(92)	(92)	-	-	-	-	-
Gain on sale of investment in English Welsh and Scottish Railway	-	-	-	(61)	(61)	-	-	-	-	-
Other changes in:
Accounts receivable	176	38	(252)	267	229	(235)	(233)	209	(173)	(432)
Material and supplies	(19)	(1)	(6)	44	18	(48)	(6)	6	25	(23)
Accounts payable and other	(428)	2	(69)	99	(396)	(59)	(39)	(1)	(28)	(127)
Other current assets	8	21	46	(9)	84	29	22	(16)	2	37
Other	23	(22)	2	(122)	(119)	(33)	(59)	(43)	(139)	(274)
Cash provided from operating activities	263	766	446	942	2,417	165	409	957	500	2,031

Investing Activities
Properties additions	(203)	(344)	(350)	(490)	(1,387)	(177)	(352)	(415)	(480)	(1,424)
Acquisitions, net of cash acquired	-	-	-	(25)	(25)	-	-	-	(50)	(50)
Sale of Central Station Complex	-	-	-	351	351	-	-	-	-	-
Sale of investment in English Welsh and Scottish Railway	-	-	-	114	114	-	-	-	-	-
Other, net	10	2	14	26	52	11	9	22	32	74
Cash used by investing activities	(193)	(342)	(336)	(24)	(895)	(166)	(343)	(393)	(498)	(1,400)

Financing Activities
Issuance of long-term debt	434	1,050	1,841	846	4,171	1,055	1,597	778	1,003	4,433
Reduction of long-term debt	(145)	(904)	(1,420)	(1,120)	(3,589)	(580)	(1,418)	(798)	(793)	(3,589)
Issuance of common shares due to exercise of stock options and related excess tax benefits realized	18	41	14	4	77	18	16	14	6	54
Repurchase of common shares	(343)	(344)	(452)	(445)	(1,584)	(367)	(323)	(327)	(4)	(1,021)
Dividends paid	(107)	(105)	(104)	(102)	(418)	(111)	(109)	(108)	(108)	(436)
Cash provided from (used by) financing activities	(143)	(262)	(121)	(817)	(1,343)	15	(237)	(441)	104	(559)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	-	(27)	(16)	(5)	(48)	10	(2)	4	19	31

Net increase (decrease) in cash and cash equivalents	(73)	135	(27)	96	(131)	24	(173)	127	125	103
Cash and cash equivalents, beginning of period	179	106	241	214	179	310	334	161	288	310
Cash and cash equivalents, end of period	$106	$241	$214	$310	$310	$334	$161	$288	$413	$413

Supplemental cash flow information
Net cash receipts from customers and other	$2,074	$2,086	$1,770	$2,209	$8,139	$1,748	$1,886	$2,391	$1,987	$8,012
Net cash payments for:
Employee services, suppliers and other expenses	(1,237)	(1,017)	(1,090)	(979)	(4,323)	(1,339)	(1,215)	(1,195)	(1,171)	(4,920)
Interest	(114)	(73)	(86)	(67)	(340)	(100)	(90)	(82)	(124)	(396)
Workforce reductions	(9)	(7)	(8)	(7)	(31)	(6)	(6)	(5)	(5)	(22)
Personal injury and other claims	(20)	(26)	(12)	(28)	(86)	(26)	(18)	(18)	(29)	(91)
Pensions	(1)	(22)	(27)	(25)	(75)	(22)	(31)	(24)	(50)	(127)
Income taxes	(430)	(175)	(101)	(161)	(867)	(90)	(117)	(110)	(108)	(425)
Cash provided from operating activities	$263	$766	$446	$942	$2,417	$165	$409	$957	$500	$2,031

Canadian National Railway Company	Quarterly financial aand statistical data 2007 - 2008

unaudited

			2007					2008
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenues (millions of dollars)

Petroleum and chemicals	303	300	317	306	1,226	319	322	346	359	1,346
Metals and minerals	198	225	208	195	826	205	239	269	237	950
Forest products	410	414	392	336	1,552	330	357	383	366	1,436
Coal	89	99	99	98	385	99	107	140	132	478
Grain and fertilizers	309	322	330	350	1,311	340	334	327	381	1,382
Intermodal	313	346	361	362	1,382	351	393	446	390	1,580
Automotive	132	142	114	116	504	116	124	117	112	469
Total rail freight revenues	1,754	1,848	1,821	1,763	7,186	1,760	1,876	2,028	1,977	7,641
Other revenues	152	179	202	178	711	167	222	229	223	841
Total revenues	1,906	2,027	2,023	1,941	7,897	1,927	2,098	2,257	2,200	8,482

Statistical operating data

Gross ton miles (GTM) (millions)	81,741	88,344	88,498	89,315	347,898	84,327	87,287	86,369	81,871	339,854
Revenue ton miles (RTM) (millions)	44,093	46,423	46,481	47,151	184,148	44,959	45,264	45,346	42,382	177,951
Carloads (thousands)	1,131	1,204	1,204	1,205	4,744	1,132	1,188	1,217	1,078	4,615
Route miles (includes Canada and the U.S.)	20,263	20,219	20,219	20,421	20,421	20,421	20,421	20,421	20,961	20,961
Employees (end of period)	22,139	22,757	22,834	22,696	22,696	22,703	23,147	22,569	22,227	22,227
Employees (average for the period)	21,478	22,494	22,789	22,796	22,389	22,636	22,953	22,730	22,461	22,695

Productivity

Operating ratio	70.6	60.0	62.0	62.1	63.6	72.9	66.3	62.6	62.7	65.9
Rail freight revenue per RTM (cents)	3.98	3.98	3.92	3.74	3.90	3.91	4.14	4.47	4.66	4.29
Rail freight revenue per carload ($)	1,551	1,535	1,512	1,463	1,515	1,555	1,579	1,666	1,834	1,656
Operating expenses per GTM (cents)	1.65	1.38	1.42	1.35	1.44	1.66	1.59	1.64	1.69	1.64
Labor and fringe benefits expense per GTM (cents)	0.59	0.49	0.50	0.38	0.49	0.55	0.45	0.49	0.48	0.49
GTMs per average number of employees (thousands)	3,806	3,927	3,883	3,918	15,539	3,725	3,803	3,800	3,645	14,975
Diesel fuel consumed (U.S. gallons in millions)	96	98	96	102	392	99	96	92	93	380
Average fuel price ($/U.S. gallon)	2.18	2.30	2.39	2.70	2.40	3.02	3.82	3.84	2.88	3.39
GTMs per U.S. gallon of fuel consumed	851	901	922	876	887	852	909	939	880	894

Safety indicators

Injury frequency rate per 200,000 person hours (1)	1.6	1.6	2.2	2.1	1.9	2.1	1.2	2.1	1.7	1.8
Accident rate per million train miles (1)	2.7	1.7	3.0	3.6	2.7	2.7	2.7	2.2	2.8	2.6

(1)  Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

Appendix A

Canadian National Railway Company	Reconciliation of non-gaap measures

unaudited

$ in millions, except per share data, or unless otherwise indicated

Adjusted performance measures
		2006			2007			2008
	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted	Reported	Adjustments(3)	Adjusted

Revenues	$7,929	$–	$7,929	$7,897	$–	$7,897	$8,482	$–	$8,482
Operating expenses	4,899	–	4,899	5,021	–	5,021	5,588	–	5,588

Operating income	3,030	–	3,030	2,876	–	2,876	2,894	–	2,894

Interest expense	(312)	–	(312)	(336)	–	(336)	(375)	–	(375)
Other income	11	–	11	166	(153)	13	26	–	26

Income before	2,729	–	2,729	2,706	(153)	2,553	2,545	–	2,545
income taxes
Income tax expense	(642)	(277)	(919)	(548)	(280)	(828)	(650)	(117)	(767)

Net income	$2,087	$(277)	$1,810	$2,158	$(433)	$1,725	$1,895	$(117)	$1,778

Operating ratio	61.8%		61.8%	63.6%		63.6%	65.9%		65.9%

Diluted earnings	$3.91	$(0.51)	$3.40	$4.25	$(0.85)	$3.40	$3.95	$(0.24)	$3.71

(1)
Adjusted to exclude a deferred income tax recovery of $277 million ($0.51 per diluted share) that resulted primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

(2)
Adjusted to exclude a deferred income tax recovery of $328 million ($0.64 per diluted share) that resulted mainly from the enactment of corporate income tax rate changes in Canada, as well as the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per diluted share) and the Company’s investment in English Welsh and Scottish Railway of $61 million, or $41 million after-tax ($0.08 per diluted share).

(3)
Adjusted to exclude a deferred income tax recovery of $117 million ($0.24 per diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million resulted from the enactment of corporate income tax rate changes in Canada and $11 million was due to net capital losses arising from the reorganization of a subsidiary.

Appendix A

Canadian National Railway Company	Reconciliation of non-gaap measures 2006 - 2008

unaudited

$ in millions, unless otherwise indicated

Free cash flow
	Year ended December 31,	2006	2007	2008

Cash provided from operating activities		$2,951	$2,417	$2,031
Cash used by investing activities		(1,349)	(895)	(1,400)
Cash provided before financing activities		1,602	1,522	631

Adjustments:
Change in accounts receivable securitization		82	(228)	568
Dividends paid		(340)	(418)	(436)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents		(1)	(48)	31
Free cash flow		$1,343	$828	$794

Adjusted debt-to-total capitalization ratio
	December 31,	2006	2007	2008

Debt-to-total capitalization ratio (a)		36.3%	35.6%	42.8%
Add: Present value of operating lease commitments plus securitization financing (b)		4.1%	4.8%	2.4%
Adjusted debt-to-total capitalization ratio		40.4%	40.4%	45.2%

Adjusted debt-to-adjusted EBITDA
	Year ended December 31,	2006	2007	2008

Debt		$5,604	$5,617	$7,911
Add: Present value of operating lease commitments plus securitization financing (b)		1,044	1,287	787
Adjusted debt		$6,648	$6,904	$8,698

EBITDA		3,680	3,553	3,619
Add: Deemed interest on operating leases		38	41	39
Adjusted EBITDA		$3,718	$3,594	$3,658

Adjusted debt-to-adjusted EBITDA		1.8 times	1.9 times	2.4 times

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: May 29, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel